

June 6, 2011

Richard C. Larson
Senior Vice President and Chief Financial Officer
Waterstone Financial, Inc.
11200 W. Plank Ct.
Wauwatosa, WI 53226

> **Re: Waterstone Financial, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2010**
> **Filed March 15, 2011**
> **File No. 000-51507**

Dear Mr. Larson:

　　We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have specifically requested a draft of your proposed disclosures in future filings, please ensure that they clearly identify new, revised or deleted disclosures, as appropriate. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response

　　After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Asset Quality, page 12

1. We note that for each of the fiscal periods during the 2008-2010 timeframe, net loan charge-offs (in the aggregate and as noted identified loan categories) were approximately 197%, 93% and 89% respectively of the beginning of the year allowance for loan losses in those periods. We continue to note the elevated levels of charge-offs in the one-four family and over-four family loan categories. Please explain how you concluded that the respective beginning allowance for loan losses were appropriate as these actions required you to take provisions of approximately $38 million, $27 million and $26 million respectively, which contributed directly to net losses being recognized in these fiscal periods. As management

replenished the allowance for loan losses during these periods due to increasing levels of nonperforming loans, assets and troubled debt restructurings, discuss what considerations management gave to reassessing the appropriateness of the allowance in the previously reported periods and the kind of information management used to determine any adjustments made to quarters following those periods in which excessive charge-offs were taken (on a relative basis) and how and why additional provisions had not been made previously.

2. Provide us with and disclose information in tabular format which addresses the breakdown of the allowance for loan losses into the specific and general reserve components for each of the last five fiscal periods and interim period of 2011. You should also address how management has determined the amount of the allowance attributable to each of these components as well as the reasons and basis for any changes therein (i.e. including any changes in methodologies or historical look-back periods) in the determination of these two components for the periods being addressed.

3. Given the high levels of nonperforming loans, assets, troubled debt restructurings and OREO, please provide us with a draft of your proposed disclosures and disclose the following in your future filings, as it relates to your appraisal policies:

    •   Tell us your appraisal policy. Your disclosure on page 14 indicates the Company, depending on the length of time since the last appraisal, may apply an adjustment factor to align such value with current market conditions. Describe for us in detail, the types of adjustments made. Alternatively, if you perform an internal valuation to estimate fair value, please describe the valuation approaches used, the significant assumptions used in each model, and if multiple valuation approaches are used, the relative weighting of each model. Further, clarify whether you make any adjustments to current appraisals and if so, describe the types of adjustments made and the reasons for such adjustments;

    •   Describe the procedures performed at each balance sheet date to determine the fair value of collateral-dependent impaired loans and OREO;

    •   When you receive new appraisals, describe the type of appraisals received, such as "retail value" or "as is value";

    •   Address how partially charged-off loans measured for impairment based on the collateral value are classified and accounted for subsequent to receiving an updated appraisal. For example, disclose whether the loans are returned to performing status or whether they remain as nonperforming;

    •   Address the typical timing surrounding the recognition of a loan as nonaccrual and recording of any provision or charge-off;

- Address the procedures performed between receipt of updated appraisals to ensure impairment of loans measured for impairment based on collateral value are measured appropriately; and

- Address how you determine the amount to charge-off.

4. In regard to real estate owned, the disclosures indicate that a significant portion of these properties were generating revenue at both December 31, 2010 and March 31, 2011. Tell us the type of appraisals that are being received on these revenue generating properties addressing the specific assumptions being considered in the determination of fair value. Further, address how the Company is accounting for the rental payments received on these properties and where amounts are reported in your statement of operations.

5. In regard to your troubled debt restructurings (TDRs), please provide us with a draft of your proposed disclosures and disclose the following in your future filings:

- Provide a robust discussion of your TDR and renegotiated loan activities. Your discussion should include in tabular format quantification of the types of concessions made (e.g. rate reductions, payment extensions, forgiveness of principal, forbearance or other actions) and discussion of your successes or failures with the different types of concessions;

- Provide a table (by loan type) that identifies the number and amount of TDRs on accrual and nonaccrual; and

- Disclose your policy regarding how many payments the borrower needs to make on restructured loans before returning loans to accrual status.

Notes to Consolidated Financial Statements

Note 3 – Loans Receivable, page 85

6. We note your portfolio segments and classes of financing receivables appear to be the same for purposes of providing the disclosures required by ASU 2010-20. Please tell us how you considered paragraphs 310-10-55-16 through 310-10-55-18 and 310-10-55-22 when determining that further disaggregation of your portfolio segments was not necessary. Confirm to us, if true, that the classes presented are at the level management uses to assess and monitor the risk and performance of the portfolio.

7. Please revise your future filings to disclose your policy for recognizing interest income and how cash receipts are recorded on impaired loans. Refer to ASC 310-10-50-15(b).

8. Please tell us and revise your disclosures in future filings to address the following:

    - The related amount of interest income recognized on individually impaired loans. Refer to ASC 310-10-50-15(c) and 310-10-55-10.

    - The amount of interest income recognized using a cash-basis method on individually impaired loans, if practicable. Refer to ASC 310-10-50-15(c)(3) and 310-10-55-10.

    - Disclose the amount of interest income that represents the change in present value attributable to the passage of time or disclose that you recognize this amount as bad-debt expense. Refer to ASC 310-10-50-19.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

    - the company is responsible for the adequacy and accuracy of the disclosure in the filing;

    - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

    - the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact William Schroeder, Staff Accountant, at (202) 551-3294 or Marc Thomas, Reviewing Accountant, at (202) 551-3452 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Marc Thomas
Reviewing Accountant

Richard C. Larson
Senior Vice President and Chief Financial Officer
Waterstone Financial, Inc.
June 6, 2011
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